David L. Ficksman ● (310) 789-1290 ● dficksman@troygould.com	File No. 2436-1

April 6, 2007

Via Federal Express & Edgar

Max A. Webb, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	Pro Elite Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 20, 2007
File No. 333-139982

Dear Mr. Webb:

This is in response to your comment letter dated March 12, 2007. We are currently filing herewith Amendment No. 2 to the Registration Statement.

General

1.
We note your response to our prior comment four. Please update your net loss for the most recent audited and interim period and provide the amount of your working capital and the amount of your accumulated deficit as of the most recent date as practicable.

Company Response

We have provided these amounts as requested.

Summary Financial Data, page 5

2.	Please provide the date of the financial data.

Company Response

We have provided the date and updated the data as requested.

Max A. Webb, Assistant Director
Securities and Exchange Commission
April 6, 2007

Plan of Operation, page 19

3.
We note your response to our prior comment eight. We reissue the comment, in part. The disclosure should be revised to include more details on the activities to be conducted in the next 12 months. See Item 303(a) of Regulation S-B. Provide a timetable, in weeks or months if practicable, for commencing and accomplishing each principal activity and explain how each principal activity will be achieved. Discuss the estimated cost of each activity and the anticipated source(s) of funding.

Specifically, we bring your attention to the four agendas you listed on page 21 and the four Showtime Events and the two to four Pay-Per-View events contemplated in your agreement with Showtime.

Company Response

In addition to the fights that will be broadcast on the SHOWTIME channel, we plan to have three pay-per-view events in 2007, one in each quarter. Estimates of costs and revenues of these events are difficult to forecast, due to the limited operating history of the Company and the nature of the mixed martial arts business. The Company currently estimates that pay-per-view events can cost approximately $1.4 million to produce and generate revenues in excess of $2 million, but these estimates are subject to change. The next scheduled pay-per-view event is scheduled for June 22, 2007. Anticipated revenues from live and pay-per-view events consist of ticket sales, concessions, sale of merchandise, and advertising revenue.

A timetable in quarters (3 months ending on June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2007) have been provided.

The nature of this business does not enable the Company to provide a detailed listing of events by weeks or months beyond the current quarterly period. Live and pay-per-view events are generally scheduled from one to three months in advance. Factors affecting the schedule of events include: the current schedule of events and the impact on the time of employees, the availability of venues for events, the availability of fighters during specific months, and the Showtime schedule of programming.

We have revised the agendas previously listed on page 21 to reflect the Company’s current business.

Executive Compensation, page 27

4.	Please revise this section to include a table for outstanding equity awards as required by Item 402 (d) of Regulation S-B.

Max A. Webb, Assistant Director
Securities and Exchange Commission
April 6, 2007

Company Response

We have provided the additional data as requested.

5.
We note the disclosure on page 27 indicating that a warrant for 250,000 shares exercisable at $2 per share was issued to Gary Shaw in December 2006. We also note the disclosure on page 28 that Mr. Hanson’s employment agreement dated December 12, 2006 provides for the issuance of 400,000 options to purchase the Company’s common stock with vesting over four years. We also note from the disclosure on page 28 that Mr. Perdew’s employment agreement provides for the issuance of 1,700,000 options with 340,000 of the options vesting on January 8, 2007 and 1,360,000 vesting in monthly installments over the term of the agreement. In this regard, please revise the notes to the company’s financial statements to disclose the terms of the warrants and options to be granted to the company’s officers. As part of your revised disclosure, please indicate the values assigned to the option and warrant grants and the period over which the related expense will be recognized in the company’s financial statements.

Company Response

We have updated all of the disclosures as requested.

Certain Relationships and Related Transactions, page 31

6.
We reissue our prior comment 21. Please revise this section to fully discuss the information required by Item 404 of Regulation S-B. Specifically, you should give the name of the person, the relationship to the issuer, nature of the person’s interest in the transaction, and the amount of such interest.

Company Response

We have so revised.

7.
We note that apart of the ProElite.com website is dedicated to MMA. Please advise whether MMA Live Entertainment Inc. and/or its affiliates are affiliated with MMA Live, Inc. (now Elite XC Live). If so, please provide disclosure required by Item 404 of Regulation S-B.

Company Response

MMA Live Entertainment Inc. is an affiliate of Frank Juarez “Shamrock” and is not, nor has it ever been, affiliated to Pro Elite, Inc., EliteXC Live (formerly MMA Live, Inc.) or ProElite.com. Shamrock provides services to Pro Elite as a fighter and a spokesperson. With the exception of Shamrock, neither MMA Live Entertainment nor any of its affiliates are affiliated with Elite XC Live (formerly MMA Live, Inc.).

Max A. Webb, Assistant Director
Securities and Exchange Commission
April 6, 2007

Selling Shareholders, page 33

8.
Please supplementally confirm Florian Homm’s proportionate pecuniary interest in Absolute Return Europe Fund, Absolute East West Fund, and Absolute Activist Value Fund does not exceed 5% of the shares outstanding.

Company Response

Florian Homm is the Chief Investment Officer of Absolute Return Europe Fund and does not have any pecuniary interests in the fund. Sylvestor Walczak is the control person of Absolute East West Fund. Matthias Rutsch is the control person of Absolute Activist Fund.

9.	We note your response to our prior comment 25. We reissue the comment, in part. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Company Response

With the exception of Hunter World Markets, Inc., whose shares the Company has added in this second amendment to its registration statement on Form SB-2, none of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Consolidated Financial Statements

Note 2. Advance to Lifelogger LLC, page F-9

10.
We note from the disclosure in Notes 2 and 11 that the company has issued 4,000,000 shares valued at $3.7 million for certain tangible and intellectual property assets of Lifelogger LLC, an entity that is 55% owned by a shareholder of the company. We further note from the disclosure on page 30 in the table reflecting the beneficial ownership of the company that Santa Monica Capital Partners II, LLC owns 31.6% of the company’s common shares as of February 15, 2007 and owns 55% of Lifelogger LLC based on footnote (6) to the table. As the intellectual property acquired from Lifelogger LLC in the transaction disclosed in your financial statements appears to have uncertain value, and was acquired from an entity controlled by one of the company’s principal shareholders, it appears that the property acquired in this transaction should be valued at the transferors historical cost basis in the property rather than at the fair value of the 4,000,000 shares issued. Refer to the guidance outlined in SAB Topic 5:G.

Company Response

Disclosures have been revised to give all pertinent facts and accounting as prescribed in SAB Topic 5:G.

Max A. Webb, Assistant Director
Securities and Exchange Commission
April 6, 2007

Other

11.
As acknowledged in your response to our prior comment number 36, please update your financial statements pursuant to Item 310(g) of Regulation S-B prior to requesting acceleration. Please note that we will delay further review of your Form SB-2 registration statement until updated financial statements are provided.

Company Response

We have so revised.

Part II

Recent Sales of Unregistered Securities, page II2

12.
We note your response to our prior comment 37. We reissue the comment, in part. You state in the correspondence that no stock payment has been issued to MMA Entertainment. However, the agreement filed as Exhibit 10.15, which became effective December 1, 2006, states that within 30 days of the agreement, you will issue to MMA Entertainment certain amount of shares. Please disclose all information required by Item 701 of Regulation S-B regarding this transaction.

Company Response

We have so disclosed.

Please address any additional comments or questions to the undersigned at (310) 789-1290.

Sincerely,

/s/ David L. Ficksman
David L. Ficksman
of
Troy & Gould